Buttonwood Life Settlement Fund

716 East Greenville Street

Anderson, South Carolina 29621

February 2, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:

Buttonwood Life Settlement Fund
Registration Statement on Form N-2 (File Nos. 333-169314; 811-22471)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the "Securities Act"), the undersigned, on behalf of Buttonwood Life Settlement Fund (the "Company"), hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Company's Registration Statement on Form N-2, together with all exhibits thereto, originally filed with the Commission on September 10, 2010 (File Nos. 333-169314; 811-22471) (the "Registration Statement").

The Company does not intend to conduct the offering of shares of common stock contemplated in the Registration Statement. The Company confirms that the Registration Statement has not yet been declared effective by the Commission and further confirms that no shares of common stock of the Company have been or will be issued or sold under the Registration Statement and all activities in respect of the public offering contemplated thereby have been discontinued.

The Company understands that, pursuant to Rule 477(b) of the Securities Act, this application for withdrawal will be deemed granted at the time filed with the Commission unless, within 15 calendar days after the filing, the Commission notifies the Company that the application for withdrawal has not been granted.

The Company also requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company for future use.

If you have any questions regarding this application for withdrawal, please do not hesitate to contact Christopher M. Cahlamer of Godfrey & Kahn, S.C. at (414) 287-9338.

Very truly yours,

BUTTONWOOD LIFE SETTLEMENT FUND

/s/ David C. Dameron

David C. Dameron
President

cc:    Valerie Lithotomos - Securities and Exchange Commission